

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics Ltd
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 9, 2018**
> **CIK No. 0001730463**

Dear Dr. Itin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 9, 2018

Prospectus Summary
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Corporate Reorganization
Reduction of Capital of Autolus Therapeutics Limited and Autolus Holdings (UK) Limited, page 80

2. Please tell us how you intend to account for your expected capital reduction and how you will reflect it in your pro forma capitalization table. In your response specifically tell us the accounts you expect to debit and credit and reference for us the authoritative literature you rely upon to support your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations
Grant Income, page 89

3. Please tell us whether your grants are repayable under any circumstances. If so, revise your disclosure throughout your submission to describe the contingent repayment terms and separately explain to us why your recognition of grant income is appropriate, referencing the authoritative literature you rely upon to support your accounting.

Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation, page 97

4. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

5. Please explain to us why the fair value of the C ordinary shares is higher than that of your B ordinary shares when it appears from disclosure in Note 7 on page F-19 that your B ordinary shares have voting rights and your C ordinary shares do not.

Preclinical Studies of AUTO3, page 119

6. We note your statements that AUTO3 cells targeting both CD19 and CCD22 were "effective in eliminating tumor cells expressing these antigens" and that the "efficacy of AUTO3 cells was also established in an in vivo tumor xenograft mouse model." Please revise your disclosure to eliminate any suggestion that your product candidate has been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of receiving marketing approval by the FDA or comparable agency.

Christian Itin, Ph.D.
Autolus Therapeutics Ltd
March 8, 2018
Page 3

Intellectual Property, page 132

7. We note your disclosure that your patent portfolio does not yet include any granted U.S. patents. Please expand your disclosure to identify any granted patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), the product candidate it covers, the type of protection you have (such as composition of matter, use or process), whether you own or license the patent and the expiration date.

Our License Agreement with UCL Business plc, page 133

8. Please revise your disclosure relating to your license agreement with UCLB to provide the percentage range of sublicensing income you must pay UCLB and the royalty term.

9. We note your disclosure on page 89 that your research grant income increased due to a collaboration agreement with the U.K. government. To the extent that these grants are governed by your agreement with UCLB, please expand your disclosure here to discuss the material terms of the research grants. If these grants are governed by another collaboration agreement, please revise the appropriate section of your document to discuss the material terms and file the agreement as an exhibit, or tell us why it is not required to be filed.

Principal Shareholders, page 172

10. Please revise to identify the natural or legal person or persons who have voting and dispositive control over the shares held by the entities in the table. Refer to Item 7.A.3 of Form 20-F.

Management, page 194

11. We note that certain of your directors appear to have affiliations with Syncona Limited and Arix Bioscience plc. Please revise this section to discuss any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or senior manager was selected as a director or member of senior management. Refer to Item 6.A.5 of Form 20-F.

Note 2: Summary of Significant Accounting Policies
Income Tax Credit, page F-15

12. It appears from your disclosure here and in your Research and Developments Costs policy disclosure on page F-12 that you classify part of your refundable research and development (R&D) tax credits as R&D expenses and part as income tax benefits in your statements of operations and comprehensive loss. Please address the following:
   *   Tell us how you determine the classification of these refundable credits between R&D expense and income tax benefits.

Christian Itin, Ph.D.
Autolus Therapeutics Ltd
March 8, 2018
Page 4

- Tell us why it is appropriate to reflect a portion of these refundable credits as income tax benefits when the credit appears to be based on the level of R&D expenditures and not income as stipulated in ASC 740-10-15-3a.
- Revise your R&D costs policy disclosure to clarify that the R&D tax credits classified as R&D expenses are reductions to R&D expenses or explain to us how they increase these expenses.

Notes to Financial Statements
9. License Agreements, page F-25

13.   You state on page 134 that you are obligated to pay UCLB milestone payments upon the receipt of specified regulatory approvals in an aggregate amount of £15 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million. Please provide disclosure in the notes to the financial statements or tell us why the amounts are not required to be disclosed pursuant to ASC 440-10-50-1.

General

14.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

    You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance

cc: Darren DeStefano - Cooley LLP